Exhibit 3i.7a

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

FOR

ARKADOS GROUP, INC.

Arkados Group, Inc., (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: At a meeting of the Board of Directors of Arkados Group, Inc. held February 4, 2014, resolutions were duly adopted setting forth the proposed amendment of the Certificate of Incorporation of said Corporation, declaring such amendment to be advisable. The resolution setting forth the amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article Fourth shall be and read as follows:

“FOURTH: Number of Shares. The total number of shares of stock which the Corporation shall have authority to issue is: six hundred and five million (605,000,000), of which six hundred million (600,000,000) shall be shares of Common Stock, $.0001 par value, and five million (5,000,000) shall be shares of Preferred Stock, $.0001 par value ("Preferred Stock") without designation and any prior designations are hereby revoked and cancelled."

THIRD: That, pursuant to Section 228 of the General Corporation Law of the State of Delaware, as of February 6, 2014, the Corporation obtained the consents in writing to the amendment as stated in the above resolution, signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such amendment (i.e. 53%).

FOURTH: Such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Arkados Group, Inc. has caused this certificate to be signed this 17th day of March, 2014.

By:	/s/ Terrence DeFranco
Terrence DeFranco,
President, Chief Executive Officer